Exhibit 99.120

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company WonderFi Technologies Inc. (the “Company” or “WonderFi”) Suite 250, 780 Beatty Street Vancouver, BC V6B 2M
1.2	Executive Officer Ben Samaroo Chief Executive Officer Telephone: (778) 843-9637
ITEM 2	DETAILS OF ACQUISITION

2.1

Nature of Business Acquired

Summary

On March 25, 2022, the Company, through its subsidiary 10067624 Ontario Inc., announced that it had closed the previously announced acquisition (the “Acquisition”) of First Ledger Corp. (“FLC”), the parent company of Bitbuy Technologies Inc. (“BTI”). Immediately after the close, FLC amalgamated with 10067624 Ontario Inc. and was renamed Bitbuy Holdings Inc. (“Bitbuy”).

About First Ledger Corp. & Bitbuy Technologies Inc.

Bitbuy, the parent company of BTI, is a Canadian owned and operated digital asset marketplace, and the first licensed crypto marketplace in Canada. BTI's mission is to provide its clients the best global prices, the deepest liquidity, and the most digital asset products in Canada with a convenient, dependable, and secure platform. BTI's head office is in downtown Toronto, with over 85 employees.

•      BTI is registered with the securities commission of every province and territory of Canada in the category of “restricted dealer” and is the first registered digital asset “marketplace” in Canada.

•      In addition to its registration as a marketplace and restricted dealer, BTI is also registered with FINTRAC as a Money Services Business and therefore permitted to “deal in virtual currencies”.

•      BTI was founded in 2016 and is currently one of Canada's largest cryptocurrency platforms by trading volume. BTI offers crypto trading services to beginners, advanced traders, and corporations.

2.2	Date of Acquisition March 25, 2022

2.3

Consideration

Pursuant to the terms of the Business Combination Agreement with respect to the Acquisition, the purchase price is as follows:

•      the consideration to former FLC shareholders consisted of 70,000,000 newly issued common shares of WonderFi (“Common Shares”), of which 1,650,683 Common Shares were issued to pay broker fees;

•      $38,624,575 in upfront cash;

•      $8,875,425 debt via a vendor-takeback note with 4% interest due in 12 months, which is offset by a working capital adjustment.

A copy of the Business Combination Agreement was filed on January 11, 2022 under the Company’s SEDAR profile at www.sedar.com.

The Acquisition was partially financed through a concurrent, fully-underwritten "bought deal" public offering of units of the Company ("Units") for aggregate gross proceeds of $45 million (the "Offering"). The Offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. and included Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the "Underwriters"), and consisted of the sale of 18,750,000 Units at a price of $2.40 per Unit (the "Offering Price").

Each Unit consisted of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at a price of $3.10 until February 4, 2024.

In connection with the Offering, the Underwriters received a cash commission equal to 6.5% of the gross proceeds from the sale of Units (other than in respect of Units sold to certain president’s list purchasers, in which case the commission was reduced to 3.25%) and non-transferable broker warrants (“Broker Warrants”) to purchase that number of Common Shares that is equal to 6.5% of the number of Units sold pursuant to the Offering (other than in respect of Units sold to certain president’s list purchasers, in which case the number was reduced to 3.25%). Each Broker Warrant entitles the holder to acquire one Common Share at a price $3.10 until February 4, 2024.

A copy of the underwriting agreement with respect to the bought deal was filed under the Company’s SEDAR profile at www.sedar.com.

2.4

Effect on Financial Position

Please refer to the unaudited interim condensed consolidated financial statements for the three and six months ended March 31, 2022 and 2021 filed on May 16, 2022 under the Company’s SEDAR profile at www.sedar.com for the effect on Financial Position. Please refer to the unaudited pro forma condensed consolidated financial statements of the Company and the accompanying notes thereto attached to this business acquisition report for the effect on financial performance. The unaudited pro forma financial statements are presented for informational purposes only and are not intended to project the future results of operations or financial position of the Company.

Except as otherwise publicly disclosed and in the ordinary course of the Company’s business, the Company does not currently have any plans or proposals for material changes in the business of Bitbuy, which may have a significant impact on the financial performance and financial position of the Company.

2.5	Prior Valuations

To the knowledge of the Company, there has been no valuation opinion obtained in the last 12 months by the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company for Bitbuy.

The Company engaged Haywood Securities Inc. to provide the fairness opinion to WonderFi’s board of directors in connection with the Acquisition.

2.6	Parties to Transaction

No party to the Acquisition was an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), “associate” or “affiliate” of the Company.

2.7	Date of Report

June 1, 2022.

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are attached as schedules to this Report and are included as part of this Report:

(i)	Unaudited pro forma consolidated statement of loss and comprehensive loss assuming the Acquisition occurred beginning of the period ended September 30, 2021.

(ii)	Unaudited pro forma consolidated interim statement of loss and comprehensive loss for the period October 1, 2021 to March 31, 2022, assuming the Acquisition occurred beginning of the period ended March 31, 2022.

(iii)	Audited FLC consolidated financial statements for the year ended December 31, 2021 and 2020.

The audited FLC consolidated financial statements for the year ended December 31, 2021 and 2020 reflect FLC activities, including those of BTI as a restricted dealer and registered digital asset marketplace in Canada.

The Company has not received the consent of Grant Thornton, the auditor of FLC, to include their audit report in this Report.

Forward-Looking Statements

This Report may contain certain “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities laws. Forward-looking statements are provided for the purpose of furnishing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements involve risks, uncertainties, assumptions, and other factors including those referenced in the “Other Risks Factors” section of the Company’s management discussion and analysis for the three and six months ended March 31, 2022 (available on the Company’s profile page at www.SEDAR.com), and, as a result they may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. When used in this Report, any words that express or involve discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance, including the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule”, “expected” and other similar words or expressions (including the negative format thereof) are not statements of fact and are intended to identify forward-looking statements or information. These forward-looking statements or information may relate to the business of the Company, expected effects of the Acquisition on the business and affairs and financial position of the Company, including the pro forma financial statements, and certain other factors or information including the Company’s objectives, goals, strategies, intentions, plans, estimates, outlook, expected growth and business opportunities. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company believes that the assumptions, estimates and factors reflected in the forward-looking statements are reasonable; however, no assurances can be given that the assumptions, estimates and factors will prove correct and such statements are not guarantees or future performance and should not be unduly relied upon. Although forward-looking statements contained in this Report are based upon what the Company believes are reasonable assumptions, the Company does not provide any assurance that actual results will be consistent with these forward- looking statements. Actual results may vary and differ materially from those expressed or implied in such statements, which are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. The Company has made certain assumptions about the Company's business, the economy and digital currencies, decentralized finance and blockchain sectors in general and has also assumed that there will be no significant events occurring outside of the Company's normal course of business. The Company cautions you that the foregoing list may not contain all of the forward-looking statements made in this document. The forward-looking statements are provided as of the date hereof and the Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

Cautionary Note Regarding the Pro Forma Statements

The pro forma financial statements have been prepared using certain of the Company’s and FLC’s respective historical financial statements, as more particularly described in the notes to such pro forma financial statements. The pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Since the pro forma financial statements were developed to retroactively show the effect of a transaction that occurred at a later date, and even though they were prepared following generally accepted practice using reasonable assumptions, the pro forma financial statements reflect limitations inherent in the very nature of pro forma data. The data contained in the pro forma financial statements represents only a simulation of the potential financial impact of the Acquisition and related adjustments which are preliminary in nature. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the Acquisition. These pro forma adjustments are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the difference may be material. Undue reliance should not be placed on the pro forma financial statements.

WonderFi Technologies Inc.

Pro forma consolidated statement of loss and comprehensive loss

(Unaudited - Expressed in Canadian Dollars)

	WonderFi Technologies Inc.	Bitbuy Holdings Inc.
	For the year from January 30, 2021 to September 30, 2021	For the year from January 1, 2021 to December 31, 2021	Note	Pro-forma adjustments	Pro-forma Consolidated
Revenues	-	32,888,912		-	32,888,912
Expenses
Salaries and wages	134,756	8,612,369		-	8,747,125
Bank and transaction fees	5,390	10,212,339		-	10,217,729
Marketing	355,860	3,548,568		-	3,904,428
Professional fees and consulting	331,150	12,143,842	2b	5,843,273	18,318,265
Research and development	505,789	727,181		-	1,232,970
IT expenses	10,742	4,778,530		-	4,789,272
Depreciation and amortization	1,778	46,264	2c	6,488,233	6,536,275
Share-based payments	1,183,308	146,564	2d	752,304	2,082,176
General and administrative expenses	2,612,076	8,229,997		-	10,842,073
Operating loss	(5,140,849)	(15,556,742)		(13,083,810)	(33,781,401)
Other (gain) loss
Revaluation of Digital inventory	-	20,607		-	20,607
Finance Income	(2,103)	-		-	(2,103)
Realized gain on revaluation of Digital Assets	-	(1,628,262)		-	(1,628,262)
Unrealized loss on revaluation of Digital Assets	14,562	148,494		-	163,056
Foreign exchange gain	(90,698)	(25,118)		-	(115,816)
Net loss before income taxes	(5,062,610)	(14,072,463)		(13,083,810)	(32,218,883)
Income tax recovery	-	(126,003)		-	(126,003)
Net loss for the period	(5,062,610)	(13,946,460)		(13,083,810)	(32,092,880)
Other comprehensive income
Gain on revaluation of Digital Assets, net of tax	-	(188,737)		-	(188,737)
Total comprehensive loss for the period	(5,062,610)	(13,757,723)		(13,083,810)	(31,904,143)
Basic and fully diluted per share					(0.93)
Weighted average number of Common Shares					34,467,516

WonderFi Technologies Inc.

Pro forma consolidated statement of loss and comprehensive loss

(Unaudited - Expressed in Canadian Dollars)

	WonderFi Technologies Inc.*	Bitbuy Holdings Inc.			Pro-forma Consolidated
	For the six months period from October 1, 2021 to March 31, 2022	For the six months period from October 1, 2021 to March 31, 2022	Note	Pro-forma adjustments	For the six months period from October 1, 2021 to March 31, 2022
Revenues	-	10,175,720		-	10,175,720
Expenses
Salaries and wages	1,614,257	11,064,029		-	12,678,286
Bank and transaction fees	47,645	2,988,336		-	3,035,981
Marketing	2,835,531	2,884,278		-	5,719,809
Professional fees and consulting	10,012,108	9,268,818		-	19,280,926
Research and development	100,799	114,670		-	215,469
IT expenses	87,866	491,842		-	579,708
Depreciation and amortization	191,763	61,610	2c	4,879,580	5,132,953
Share-based payments	3,480,554	(491,465)	2d	640,830	3,629,919
General and administrative expenses	728,777	6,182,573		-	6,911,349
Operating loss	(19,099,300)	(22,388,970)		(5,520,410)	(47,008,680)
Other (gain) loss
Revaluation of inventory	-	(4,008)		-	(4,008)
Finance Income	(36,836)	-		-	(36,836)
Finance expense	-	39		-	39
Realized gain on revaluation of Digital Assets	-	(1,429,081)		-	(1,429,081)
Unrealized loss on revaluation of Digital Assets	264,397	508,925		-	773,322
Foreign exchange loss	147,037	185,041		-	332,078
Realized loss on disposal of investments	-	113,565		-	113,565
Net loss before income taxes	(19,473,898)	(21,763,451)		(5,520,410)	(46,757,759)
Income tax recovery	-	(2,702,206)		-	(2,702,206)
Net loss for the period	(19,473,898)	(19,061,245)		(5,520,410)	(44,055,553)
Other comprehensive income
Gain on revaluation of Digital Assets, net of tax	-	(75,172)		-	(75,172)
Total comprehensive loss for the period	(19,473,898)	(18,986,073)		(5,520,410)	(43,980,381)
Basic and fully diluted per share					(0.54)
Weighted average number of Common Shares					81,866,596

*WonderFi Technologies Inc. consolidated statement of loss and comprehensive loss does not include any Bitbuy Holdings Inc. transactions.

WonderFi Technologies Inc.

Note to Pro forma consolidated statement of loss and comprehensive loss

(Unaudited - Expressed in Canadian Dollars)

1.	Proposed Transaction and Basis of Presentation

The unaudited pro forma consolidated statement of loss and comprehensive loss of WonderFi has been prepared by its management based on historical financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") to give effect to the business combination agreement (the “Agreement”) dated January 4, 2022. Pursuant to the Agreement, to effect the business combination the Company incorporated a new subsidiary entity 10067624 Ontario Inc., which amalgamated with FLC (the parent company of Bitbuy Technologies Inc., Blockchain Markets Inc., and Twenty One Digital Inc.) and was renamed Bitbuy.

It is management's opinion that the pro forma consolidated statement of loss and comprehensive loss includes all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note 2, in accordance with IFRS.

The unaudited pro forma consolidated statement of loss and comprehensive loss should be read in conjunction with the Company’s annual audited consolidated financial statements for the period ended September 30, 2021, the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended March 31, 2022 and 2021, and FLC’s audited consolidated financial statements for the year ended December 31, 2021 and 2020. The pro forma consolidated statement of loss and comprehensive loss has been prepared using the same accounting policies as the audited financial statements of WonderFi for the period ended September 30, 2021.

The unaudited pro forma consolidated statement of loss and comprehensive loss gives effect to the Acquisition as if it had occurred on January 1, 2021. The unaudited pro forma consolidated statement of loss and comprehensive loss has been prepared for illustrative purposes only and may not be indicative of the consolidated operating results that would have occurred if the Acquisition had been in effect at the dates indicated. The pro forma adjustments and allocations of the purchase price are based in part on preliminary estimates of the fair value of assets acquired and liabilities to be assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances. The actual adjustments to the statement of loss and comprehensive loss of WonderFi will depend on a number of factors including among others, additional information available and finalization of purchase price allocation. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the assumed pro forma purchase price allocation as further analysis is completed in fair value of the assets and liabilities.

WonderFi is domiciled in British Columbia and Bitbuy is domiciled in Ontario, Canada. The statutory tax rate applicable to both entities is 26.5%. As at the date of these pro forma statement of loss and comprehensive loss, the effective tax rate applicable to WonderFi as the resulting issuer from the Acquisition is 26.5%.

WonderFi Technologies Inc.

Note to Pro forma consolidated statement of loss and comprehensive loss

(Unaudited - Expressed in Canadian Dollars)

2.	Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated statement of loss and comprehensive loss reflects the following transactions:

a)	Pursuant to the Agreement, WonderFi acquired 100% of the issued and outstanding common shares of FLC. The purchase price consisted of 70,000,000 Common Shares of which 1,650,683 Common Shares were issued to pay broker fees, $38,624,575 cash and $8,875,425 debt via a vendor-takeback note due in 12 months. The Company is also required to issue 1,404,739 share purchase options of WonderFi to employees and consultants of FLC and issue 39,448 Broker Warrants.

The Acquisition is to be accounted for as a business combination, as the operations of FLC meet the definition of a business and the transaction costs have been expensed.

The fair value of the consideration transferred has been determined on a preliminary basis. The fair value of the 68,349,317 Common Shares issued was determined to be $1.47 per share and adjusted by the stock option exchange. The consideration has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their estimated fair values at the Agreement date. The determination of the fair value of the net assets will be revised by the Company as additional information is received. The purchase price was allocated as follows:

$
Assets acquired:
Prepaid expenses and other assets	667,870
Taxes receivable	3,090,422
Digital Asset inventory	2,771,480
Digital Assets	1,451,330
Client assets	395,781,890
Property and equipment	360,190
Customer relationships	40,226,000
Brand	9,226,000
Technology	31,168,000
484,743,182
Liabilities assumed:
Accounts payable and accrued liabilities	6,245,420
Client liabilities	395,781,890
Short-term debt	3,030,770
405,058,080
Net assets acquired	79,685,102
Consideration	139,060,713
Goodwill	59,375,611

The consideration consists of the following components:
Cash	38,624,575
Share consideration, net of stock option exchange	100,436,138
139,060,713

WonderFi Technologies Inc.

Note to Pro forma consolidated statement of loss and comprehensive loss

(Unaudited - Expressed in Canadian Dollars)

b)	Transaction costs related to the Acquisition incurred by WonderFi and Bitbuy are estimated to be $5,329,840 and $513,433 respectively and have been included in the professional and consulting fees within the pro forma consolidated statement of loss and comprehensive loss for the period ended September 31, 2021. These costs include fees for shares issued as finder’s fee, legal fees and other transaction related expenses.

c)	As part of the Acquisition, certain intangible assets were acquired. Amortization expense, based on the preliminary fair value adjustments to intangible assets acquired, is recorded for the period from incorporation until September 30, 2021 and for the six months ended March 31, 2022 as if the intangible assets had been on the balance sheet as at January 30, 2021 and October 1, 2021 respectively. The preliminary estimates for useful lives of intangible assets are between 7 and 10 years.

d)	As part of the Acquisition, share options were issued to certain employees of Bitbuy to replace options previously issued under the Bitbuy Stock Option Plan. Share-based payment expense relating to these new options has been recorded for the period from incorporation until September 30, 2021 and for the six months ended March 31, 2022 as if the vesting had commenced on January 30,2021 and October 1, 2021 respectively. The estimated fair value of the replacement options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair value at issuance date of the options were as follows:

Fair value at grant date	$0.88
Share price at grant date	$1.47
Exercise price	$1.02
Expected volatility (based on comparable publicly listed entities)	95%
Expected life	2 years
Expected dividends	Nil
Risk-free interest rate	2.13%

First Ledger Corporation Inc.

Consolidated Financial Statements December 31, 2021 and 2020

Independent Auditor's Report	2-3

Consolidated Financial Statements

Financial Position	4

Income (Loss) and Comprehensive Income (Loss)	5

Change in shareholder's Equity	6

Cash Flows	7

Notes to Financial Statements	8-34

Independent Auditor's Report	Raymond Chabot
Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8
To the Shareholders of
First Ledger Corporation Inc.	T 514-878-2691

Opinion

We have audited the consolidated financial statements of First Ledger Corporation Inc. (hereafter "the Company"), which comprise the consolidated statements of financial position as at December 30, 2021 and 2020, and the consolidated statements and comprehensive loss, the consolidated statements of cash flows and the consolidated statements of changes in shareholders’ equity for the years then ended, and notes to consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Member of Grant Thornton International Ltd	rcgt.com

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

−     Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

−     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

−     Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

−     Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

−     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Montréal

April 27, 2022

1     CPA auditor, CA public accountancy permit no. A125741

First Ledger Corporation Inc. Consolidated Statements of Financial Position
December 31, 2021 and 2020
(in Canadian dollars)

	2021	2020
	$	$
ASSETS
Current
Cash	11,273,993	4,851,801
Trade and other receivable (Note 3)	269,368
Prepaid expenses	373,691	87,500
Digital asset inventory (Note 4)	2,056,125
Digital assets (Note 5)	2,467,008	1,696,528
Client assets (Note 6)	475,374,678	142,120,744
Investment	440,684	66,015
	492,255,547	148,822,588
Long-term
Property, plant and equipment (Note 7)	368,007	8,604
Intangible assets (Note 8)	10,000	10,000
Investment in a private company	49,500
Deferred tax asset (Note 14)	9,461
	492,692,515	148,841,192

LIABILITIES
Current
Trade and other payables (Note 10)	2,947,784	3,431,231
Client liabilities (Note 6)	475,374,678	142,120,744
Income tax liability	816,897	568,473
Debts (Note 10)		180,000
Convertible debenture (Note 11)	2,966,970
	482,106,329	146,300,448
Long-term
Deferred tax liability (Note 14)		120,844
	482,106,329	146,421,292
EQUITY (DEFICIENCY)
Share capital (Note 12)	26,797,666	6,514,498
Contributed surplus	1,147,957	1,001,393
Equity components of convertible debentures	1,494,277
Deficit	(19,378,484)	(5,432,024)
Digital asset revaluation reserve	524,770	336,033
	10,586,186	2,419,900
	492,692,515	148,841,192

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Director	Director

First Ledger Corporation Inc.
Consolidated Statements of Comprehensive Loss Years ended December 31, 2021 and 2020
(in Canadian dollars)

	2021	2020
Revenues
Transaction revenue	27,961,405	7,353,209
Market making revenue	4,909,507	1,647,829
Other revenue	18,000	34,874
	32,888,912	9,035,912
Expenses
Payroll expense	4,593,984	1,338,808
Professional fees	12,379,418	2,727,178
Consulting fees	411,140	187,379
Subcontractors	299,574	78,063
Shared-based payments (Note 12)	146,564	437,444
Marketing expenses	3,606,111	780,894
Bank fees	1,880,910	774,463
Interest expenses	110,037	156,849
Depreciation	46,264	18,593
Meals and entertainment	76,091	8,656
IT related expenses	14,299,455	1,543,538
Travel expenses	76,655
Rental expenses	94,322	90,604
Office expenses	694,545	184,687
Management fee	4,018,385	1,498,970
Transfer expenses		146,755
Doubtful accounts	85,861
Other expenses (income)	5,871,728	(75,316)
Research and development tax credit	(245,389)
Government grants		(10,000)
	48,445,654	9,887,565

Operating loss	(15,556,742)	(851,653)

Other charges (income)
(Gain) loss on disposal of digital assets (Note 5)	(1,628,262)	(419,485)
Revaluation of inventory	20,607
Loss (Gain) on revaluation of digital assets (Note 5)	148,494	(51,110)
Exchange loss	(25,118)	43,544
Gain on debt repayment		(133,124)
Gain on conversion option revaluation		(62,798)
	(1,484,280)	(622,973)
Loss before income taxes	(14,072,463)	(228,680)
Current income taxes (Note 13)	475,007	568,473
Deferred income taxes (Note 13)	(601,010)
Net loss	(13,946,460)	(797,153)

Other comprehensive income
Item that will not be reclassified to profit or loss
Gain on revaluation of digital assets, net of tax
$68,048 ($120,844 for the year ended December 31, 2020)	188,737	336,033

Total comprehensive loss for the year	(13,757,723)	(461,120)

The accompanying notes are an integral part of the consolidated financial statements.

First Ledger Corporation Inc.
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 2021 and 2020
(in Canadian dollars)

				Digital assets	Equity component
	Number of	Share	Contributed	revaluation	of convertible
	shares	capital	surplus	reserve	debentures	Deficit	Total equity
		$	$	$	$	$	$
Balance as at January 1, 2021	15,890,000	6,514,498	1,001,393	336,033		(5,432,024)	2,419,900
Shares issued under private placement (Note 12)	4,500,000	10,800,000					10,800,000
Settlement of a debt (Note 12)	62,500	150,000					150,000
Expenses paid in shares (Note 12)	3,490,070	9,333,168					9,333,168
Share-based payment (Note 13)			146,564				146,564
Equity component of convertible debentures, net of deferred tax of $538,753)					1,494,277		1,494,277
Transaction with owners	23,942,570	26,797,666	1,147,957	336,033	1,494,277	(5,432,024)	24,343,909
Revaluation of digital assets, net of deferred tax				188,737			188,737
Net loss						(13,946,460)	(13,946,460)
Balance as at December 31, 2021	23,942,570	26,797,666	1,147,957	524,770	1,494,277	(19,378,484)	10,586,186

Balance as at January 1, 2020	6,893,753	2,904,001	563,949		(4,634,871)	(1,166,921)
Share-based payment (Note 13)			437,444			437,444
Settlement of payables (Note 12)	2,000,000	800,000				800,000
Settlement of debentures (Note 12)	500,000	211,998				211,998
Expenses paid in shares (Note 12)	6,496,247	2,598,499				2,598,499
Transaction with owners	15,890,000	6,514,498	1,001,393		(4,634,871)	2,881,020
Revaluation of digital assets, net of deferred tax				336,033		336,033
Net loss					(797,153)	(797,153)
Balance as at December 31, 2020	15,890,000	6,514,498	1,001,393	336,033	(5,432,024)	2,419,900

The accompanying notes are an integral part of the consolidated financial statements.

First Ledger Corporation Inc. Consolidated Statements of Cash Flows
Years ended December 31, 2021 and 2020
(in Canadian dollars)

	2021	2020
		$
OPERATING ACTIVITIES
Net loss
Non-cash items	(13,946,460)	(797,153)
Acquisition of digitals assets	(13,597,066)	(421,920)
Disposal of digitals assets	14,563,140
Depreciation of property, plant and equipment	46,264	18,593
Interest expenses		156,849
Current income taxes	475,007	568,473
Shared-based payment	146,564	437,444
Gain on debt repayment		(133,124)
Revaluation of inventory	20,607
Loss on revaluation of digital assets	148,494	(51,110)
Revaluation of investment	(374,669)
Expenses paid in shares	9,333,168	2,598,499
(Gain) loss on disposal of digital assets	(1,628,262)	(419,485)
Foreign exchange	(25,118)
Deferred income taxes	(601,010)
Gain on conversion option revaluation		(62,798)
	(5,439,341)	1,894,268
Net change in working capital items
Client assets	(333,253,934)	(135,509,754)
Client liabilities	333,253,934	135,509,754
Acquisition of inventory	(2,076,732)
Trade and other receivable	(269,368)
Prepaid expenses	(286,191)	(59,583)
Trade and other payables	(483,447)	2,806,181
Income taxes paid	(439,584)
Cash flows from operating activities	(8,994,663)	4,640,866
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(405,667)
Investment in a private company	(49,500)	(66,015)
Cash flows from investing activities	(455,167)	(66,015)
FINANCING ACTIVITIES
Issuance of shares	10,800,000
Repayment of debt	(30,000)
Convertible debenture	5,000,000
Debt		30,000
Cash flows from financing activities	15,770,000	30,000
Net increase in cash	6,320,170	4,604,851
Cash, beginning of year	4,851,801	246,950
Exchange differences on cash	102,022
Cash, end of year	11,273,993	4,851,801

The accompanying notes are an integral part of the consolidated financial statements.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

1 - GOVERNING STATUTES

The Company was incorporated on November 15, 2017 under the Business Corporations Act (Ontario). On January 12, 2018, the Company acquired all outstanding common shares of Monitex Inc. (which was then renamed Bitbuy Technologies Inc.).

On November 20, 2018, the Company acquired all of the outstanding common shares of Blockchain Markets Inc. (BCM).

On December 16, 2020, Twenty-One Digital (21D) was incorporated under the Business Corporations Act (Ontario). The company began operating as a liquidity provider for digital assets in December 2021.

First Ledger Corporation Inc., together with its subsidiaries (together referred to as "FLC" or the "Group"), operates globally and provide a marketplace with a deep pool of liquidity for transacting in digital assets. Digital assets are subject to risks only to the asset class which are different from traditional assets.

The Company's registered head office is located at 200 University Avenue, Suite 1100, Toronto, Ontario, M5H 3C6.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). They have been prepared under the assumption that the Group operates on a going concern basis.

The consolidated financial statements for the years ended December 31, 2021 and 2020 were approved and authorized for issue by the Board of Directors on April 27, 2022.

Definitions

In these consolidated financial statements, the following terms shall have the following definitions:

–	The Company and its subsidiaries	The Group

–	First Ledger Corporation Inc.	FLC

–	Bitbuy Technologies Inc.	Bitbuy

–	Blockchain Markets Inc.	BCM

–	Bitcoin	BTC

–	Bitcoin cash	BCH

–	Litecoin	LTC

–	Ethereum	ETH

–	Ripple	XRP

–	Stellar	XLM

–	Eosio	EOS

–	DAI	DAI

–	Chainlink	LINK

–	Solana	SOL

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of consolidation

The Group’s financial statements consolidate those of the parent company and all of its wholly owned subsidiaries, including Blockchain Markets, Bitbuy and Twenty-One Digital, as at December 31, 2021 and 2020. All subsidiaries have a reporting date of December 31.

A subsidiary is an entity which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is acquired and de-consolidated from the date that control ceases.

The financial statements of the subsidiary are prepared for the same reporting year as the Company, using consistent accounting policies. All intercompany transactions and balances are eliminated upon consolidation.

Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollar, which is also the functional currency of the parent company and its subsidiairies.

Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the respective functional currency at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rate at the respective transaction date. Revenues and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translations are included in foreign exchange expenses.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date).

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue arises mainly from the commission taken on cash deposits, transactions and withdrawals. The Group also realizes a profit on over-the-counter transactions (OTC) based on the net amount between the purchase price and selling price.

To determine whether to recognize revenue, the Group follows a five-step approach:

1)	Identifying the contract with a customer;

2)	Identifying the performance obligations;

3)	Determining the transaction price;

4)	Allocating the transaction price to the performance obligations;

5)	Recognizing revenue when/as performance obligations are satisfied.

Revenue is recognized at a point in time when the Group satisfies performance obligations by transferring the services to its customers.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes and duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably.

The Group recognized revenue from the following major sources:

–	Transaction revenue

The Group operates fiat and cryptocurrency exchanges through Bitbuy's website. The Group earns revenue by charging a commission to execute such trades and recognizes revenue at a point in time when the trade is complete;

–	Market making revenue

The Group conducts as a liquidity provider to fulfill some of its trade by quoting both counterparties looking the buy or sell digital assets. The Group use its digital asset held as inventory to fulfill the trade. The Group earn revenue on the bid–ask spread at a point in time when the trade is complete.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

Property, plant and equipment

Amortization

Property, plant and equipment and intangible assets subject to amortization are amortized over their estimated useful lives according to the straight-line method at the following periods:

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset	Periods
Computer equipment	36 months
Furniture and fixtures	36 months

The Group allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each such component separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statement of comprehensive loss.

Intangible assets

Details as to the Company's policies for intangible assets are as follows:

Asset	Periods
Internally developped software	12 months

Costs that are directly attributable to a project’s development phase are recognised as intangible assets, provided they meet all of the following recognition requirements:

-	The development costs can be measured reliably

-	The project is technically and commercially feasible

-	The Group intends to and has sufficient resources to complete the project

-	The Group has the ability to use or sell the software, and

-	The software will generate probable future economic benefits.

Development costs not meeting these criteria for capitalisation are expensed as incurred.

All finite-lived intangible assets are accounted for using the cost model wherby capitalized costs are amortized on a straight-line basis over their useful lives. Residual values and useful lives are reviewed at each reporting date.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss.

Impairment of financial assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (hereafter "cash-generating units"). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level.

All individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognized for the amount by which the asset’s (or cash-generating unit’s) carrying amount exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganisations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

Fair value measurements

The Group measures certain assets and liabilities at fair value. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

–	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

–	Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

–	Level 3: Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Client assets and liabilities

Client cash and digital assets are represented as both an asset and liability on the consolidated statements of financial position. The cash relates to funds deposited with the Group in either fiat or digital asset format for the purpose of executing trades. The cash is either held with a financial institution or a digital asset custodian to which the Group has control over and bears any associated risk.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory - Digitals Assets

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognized in profit or loss. Fair value is determined by reference to quoted prices published by cryptocompare.

Digital assets

Digital assets consist of cryptocurrencies and are classified as current assets. In accordance with IAS 38 Intangible Assets, digital assets are initially recognized at cost and the revaluation method is used to measure the digital assets subsequently.

Digital assets are measured at fair value using the quoted price on Cryptocompare. Cryptocompare is a pricing aggregator as the principal market or most advantageous market is not always known. The Group believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement and the fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

Digital assets are classified as current assets as they are regularly traded on exchange platforms globally between willing buyers and sellers which provide a high degree of liquidity.

Digital assets are considered to have indefinite lives and, therefore, are not amortized but subject to review for impairment.

The increase in carrying value at the end of the measurement period is to be recognized in equity through other comprehensive income and presented as revaluation surplus in equity, unless and to the extent it reverses a revaluation decrease previously recognized in the profit or loss, a decrease in carrying value at the end of the measurement period is to be recognized in the profit and loss, unless and to the extent of any credit balance existing in the revaluation surplus associated with the underlying asset, in which case the decreases will be recognized through other comprehensive income to reduce the revaluation surplus.

When digital assets are exchanged or sold for traditional (fiat) currencies, such as the Canadian dollar, the digital assets are derecognized when the Group has transferred substantially all the risks and rewards of ownership. Gains and losses are included in profit or loss.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

Recognition and derecognition

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable). Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:

–	Amortized cost;

–	Fair value through profit or loss (FVTPL);

–	Fair value through other comprehensive income (FVOCI).

In the periods presented, the Company does not have any financial asset categorized as FVOCI.

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

–	They are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows;

–	The contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash falls into this category of financial instruments.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets that are held within a different business model other than "hold to collect" or "hold to collect and sell" are categorized at FVTPL. Further, irrespective of business model financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL.

The Group accounts for the investment and investment in a private company at FVTPL and did not make the irrevocable election to account for the investment in a private company at FVOCI.

Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets

The impairment provision in IFRS 9 Financial instruments uses forward-looking information, the expected credit loss model.

The recognition of credit losses is not dependent on the identification of a credit loss event by the Group. Rather, it must take into account an expanded range of information for assessing credit risk and expected credit losses, including past events, current circumstances, reasonable and justifiable forecasts that affect expected recoverability of future cash flows of the financial instruments.

The estimate of expected credit losses is determined at each reporting date to reflect changes in credit risk since the initial recognition of the related financial asset.

Financial liabilities

Financial liabilities are initially recorded at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial instruments are measured at amortized cost using the effective interest rate method. The Group's accounts payable and accrued liabilities, debt and convertible debentures are measured at amortized cost. Interest expenses and, if the case may be, changes in the fair value of a financial instrument are presented in Interest expenses in consolidated comprehensive loss.

Share capital and equity

Share capital represents the amount received on the issuance of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when options and convertible debentures are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

Contributed surplus include the value of stock options. When stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficit include all current and prior year losses.

Digital asset revaluation reserve includes gains and losses from the revaluation of digital assets, net of tax.

Share-based employee remuneration

The Group operates equity-settled share-based remuneration plans for its employees. None of the Company’s plans are cash-settled.

Where employees are rewarded using share-based payments, the fair value of employees’ services is determined indirectly by reference to the fair value of the equity instruments granted. This fair value is appraised at the grant date and excludes the impact of non-market vesting conditions (for example, profitability and sales growth targets and performance conditions).

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

All share-based remunerations are ultimately recognized as an expense in profit or loss with a corresponding credit to consolidated retained earnings. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Upon exercise of share options, the proceeds received, net of any directly attributable transaction costs, are allocated to share capital.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statements of financial position. The liability component is initially recognized at fair value, determined as the net present value of future payments of interest and principal, discounted at the market rate for similar non-convertible liabilities at the time of issue. The liability component is recognized at amortized cost, using the effective interest method, until extinguished upon conversion, maturity or a normal course issuer bid. The fair value of the equity component of the convertible debentures is estimated using the residual method in which the difference between the face value of the instrument and the fair value of the debt component is allocated as the fair value of the equity component.

Government grants

Government grants related to current expenses are allocated for as a reduction of expenses in the year in which the current expenses are incurred and there is reasonable assurance of their recovery. Government grants are subject to the customary approvals by the pertinent tax authorities. Adjustments, if required, are reflected in the year when such assessments are received.

Provision

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. As at December 31, 2021 and 2020, there are no provision recorded.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity

The calculation of current and deferred taxes is based on taxes rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the liability method. The carrying amounts of deferred tax are reviewed at the end of each reporting period and adjusted if needed.

Deferred tax assets are recognized to the extent it is probable that the underlying tax loss or deductible temporary difference will be utilised against future taxable income. This is assessed based on the Group’s forecast of future operating results, adjusted for significant non-taxable income and expenses, and specific limits on the use of any unused tax loss or credit.

Deferred tax liabilities are generally recognized in full, although IAS 12 Income taxes specifies limited exemptions. As a result of these exemptions, the Group does not recognize deferred tax on temporary differences relating to its investments in subsidiaries. The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

Critical accounting judgements, estimates and assumption

The preparation of these consolidated financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that are uncertain by their nature. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and in future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant judgements

(i)	Digital asset inventory

There is limited guidance on the recognition and measurement of digital currencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital currencies. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-trader margin, such assets are accounted for as inventory, and changes in fair value less cost to sell are recognized in profit or loss.

(ii)	Income, value added, withholding and other taxes

The Group is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Group's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Group's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Group's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the consolidated financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values

Client assets and liabilities consist of cryptocurrency assets. Client asset and liabilities are carried at their fair value determined by the quoted price on Cryptocompare. The digital asset market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value. A significant change in the market prices for digital assets would have a significant impact on the Group’s consolidated financial position.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii)	Digital assets valuation

Digital assets consist of cryptocurrency assets held (Note 4) and are included in current assets. Digital assets are carried at their fair value determined by the quoted price on Cryptocompare. The digital asset market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value. A significant change in the market prices for digital assets would have a significant impact on the Group’s consolidated income and consolidated financial position.

(iii)	Share-based payment expenses

The estimation of share-based payment cost required the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Group had made estimates as to the volatility of its own shares, the probable life of share options granted and the time of exercise of those share options. The model used by the Group is the Black-Scholes valuation model.

New or revised standards or interpretations

New standards adopted as at January 1, 2021

Some accounting pronouncements which have become effective from January 1, 2021 and have, therefore, been adopted, do not have a significant impact on the Group’s financial results or consolidated financial position.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the International Accounting Standards Board (IASB). None of these standards or amendments to existing standards have been early adopted by the Group.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s consolidated financial statements.

3 - TRADES AND OTHERS RECEIVABLES

	2021	2020
		$
Taxes receivables	245,389
Other receivable	23,979
	269,368

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

4 - DIGITAL ASSETS INVENTORY

The Company holds digital assets as inventory as follows:

	2021
	Number of digital assets
		$
BTC	8	624,309
ETH	103	546,201
XRP	145,795	360,480
LTC	477	193,150
XLM	88,815	108,090
OTHERS		223,894
		2,056,124

5 - DIGITAL ASSETS

The Company holds digital currencies as investments as follows:

	2021
	Number of digital assets
		$
BTC	4	306,142
LINK	10,385	266,266
SUSHI	18,159	229,897
AAVE	677	225,921
XRP	189,152	202,960
OTHERS		1,235,822
		2,467,008

	2020
	Number of digital assets
		$
BTC	28	1,027,317
BCH	70	30,609
ETH	489	458,219
LTC	553	91,528
XRP	13,814	4,159
OTHERS		84,696
		1,696,528

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

5 - DIGITAL ASSETS (Continued)

As at December 31, 2021, the total net gain of revaluation is $108,292. Of this amount, $64,923 was offset to the revaluation gain of 321,709$ recorded to other comprehensive income, net of taxes of $68,048. The remaining $148,493 were recorded as a loss in the net income.

As at December 31, 2020, the revaluation results in a gain of $507,987. Of this gain, $51,110 were recorded as a gain in the net income, which offset the revaluation losses recorded in prior years. The remaining $456,877 were recorded to other comprehensive income, net of taxes of $120,844.

Cryptocurrency activities during the years are as follows:	2021	2020
	$	$
Balance, beginning of year	1,696,528	347,136
Digital assets acquired	13,597,066	1,805,076
Digital assets sold	(14,563,140)	(1,384,156)
Gain on digital assets	1,628,262	419,485
Revaluation of digital currency	108,292	507,987
Balance, end of year	2,467,008	1,695,528

6 - CLIENT ASSETS AND LIABILITIES

	2021
	Number of digital assets	$
Cash – $CA		36,100,927
Cash – $US		384,024
BTC	3,215	194,331,762
ETH	35,203	168,352,353
XRP	29,481,300	31,633,435
XLM	24,494,499	8,399,164
LTC	31,282	5,937,317
SOL	24,746	5,405,748
LINK	176,235	4,518,670
EOS	932,558	3,672,415
Others		16,638,863
		475,374,678

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

6 - CLIENT ASSETS AND LIABILITIES (Continued)

	2020
	Number of
	digital assets	$
Cash – $CA		19,326,180
Cash – $US		225,843
BTC	2,475	91,305,612
BCH	1,612	709,111
ETH	20,994	19,668,574
LTC	14,683	2,428,550
XRP	18,846,355	5,674,638
XLM	12,963,256	2,219,309
EOS	167,446	557,930
DAI	3,944	4,997
		142,120,744

As at December 31, 2021 and 2020, the Group held cash and digital assets on behalf of clients. The cash was held to enable clients to execute trades involving digital assets. Cash balances were held in bank accounts and digital assets were held with third-party custodians. The Group has control over these assets and bears the associated risks.

7 - PROPERTY, PLANT AND EQUIPMENT

	Computer	Furniture and
	equipment	fixtures	Total
	$	$	$
Cost
Balance as at January 1, 2020	48,495	7,285	55,780
Additions
Balance as at December 31, 2020	48,495	7,285	55,780

Accumulated depreciation
Balance as at January 1, 2020	24,131	4,452	28,583
Depreciation	16,165	2,428	18,593
Balance as at December 31, 2020	40,296	6,880	47,176
Carrying amount as at December 31, 2020	8,199	405	8,604

Cost
Balance as at January 1, 2021	48,495	7,285	55,780
Additions	215,783	189,884	405,667
Balance as at December 31, 2021	264,278	197,169	461,447

Accumulated depreciation
Balance as at January 1, 2021	40,296	6,880	47,176
Depreciation	33,498	12,766	46,264
Balance as at December 31, 2021	73,794	19,646	93,440
Carrying amount as at December 31, 2021	190,484	177,523	368,007

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

8 - INTANGIBLE ASSETS

	Internally
	developed
	software	Domain	Total
	$	$	$
Gross carrying amount
Balance as at January 1, 2020	835,162	10,000	845,162
Additions
Balance as at December 31, 2020	835,162	10,000	845,162

Amortization and impairment
Balance as at January 31, 2020	(835,162)		(835,162)
Amortization
Balance as at December 31, 2020	(835,162)	–	(835,162)
Carrying amount as at December 31, 2020	–	10,000	10,000

Gross carrying amount
Balance as at January 1, 2021	835,162	10,000	845,162
Additions
Balance as at December 31, 2021	835,162	10,000	845,162

Amortization and impairment
Balance as at January 31, 2021	(835,162)		(835,162)
Amortization
Balance as at December 31, 2021	(835,162)	–	(835,162)
Carrying amount as at December 31, 2021	–	10,000	10,000

9 - TRADE AND OTHER PAYABLES

	2021	2020
		$
Trade accounts payable and accrued liabilities	2,816,132	3,338,533
Salaries and benefits payable	131,652	12,461
Other		80,237
	2,947,784	3,431,231

10 - DEBT

	2021	2020
		$
Loan, capital of $300,000, 12%, on demand		100,000
Loan, capital of $250,000, 12%, on demand		50,000
Non-interest bearing until December 31, 2022		30,000
		180,000

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

11 - CONVERTIBLE DEBENTURE

	2021	2020
		$
Debenture, non-interest bearing matures November 19, 2022 (a)	2,966,970
	2,966,970

(a)	On November 19, 2021, the Company issued convertible debentures (The “Debenture”) with a par value of $ 5,000,000, convertible at the option of the holder into common shares at a conversion price of $5.00. The debt portion of the Convertible Debenture was recorded at the estimated fair value of $2,966,970$ recorded as a separate component in equity at amortized cost using an effective interest rate of 25%.

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Convertible Debenture	Debt	Total
	$	$	$
Balance as at January 1, 2020	154,350	1,139,818	1,294,168
Cash-flows :
- Repayment
- Gain on debt repayment		(133,124)	(133,124)
- Proceeds		30,000	30,000
Non-Cash :
- Share conversion	(154,350)	(856,694)	(1,011,044)
Balance as at December 30, 2020	–	180,000	180,000

	Convertible Debenture	Debt	Total
	$	$	$
Balance as at January 1, 2020		180,000	180,000
Cash-flows :
- Repayment		(30,000)	(30,000)
- Proceeds	5,000,000		5,000,000
Non-Cash :
- Equity component	(2,033,030)		(2,033,030)
- Share conversion		(150,000)	(150,000)
Balance as at December 30, 2021	2,966,970	–	2,966,970

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

12 - SHARE CAPITAL

Effective December 17, 2020, the Group consolidated its issued and outstanding class “A” and class “B” common shares on the basis of one post-consolidation share for 50 pre-consolidation shares. Unless otherwise stated, all shares and per share amounts have been restated retrospectively to reflect this share consolidation.

As at December 31, 2021, the Company’s issued shares are detailed as follows:

Unlimited number of shares

Class “A” shares, voting and participating

Class “B” shares, non-voting and participating

Preferred shares, participating and convertible in class “A” common shares

Shares issued and outstanding as at December 31, 2021 and 2020 are as follows:

	Number
			Preferred
	Class “A”	Class “B”	shares	Total
Balance as at January 1, 2020	5,137,033	950,029	806,691	6,893,753
Settlement of payables (a)		2,000,000		2,000,000
Settlement of debentures (b)		500,000		500,000
Expenses paid in shares (c)	6,496,247			6,496,247
Share conversion (d)	806,691		(806,691)
Balance as at December 30, 2020	12,439,971	3,450,029	–	15,890,000

	Number
	Class “A”	Class “B”	Preferred shares	Total
Balance as at January 1, 2021	12,439,971	3,450,029		15,890,000
Settlement of debt (f)		62,500		62,500
Private placement (e)		4,500,000		4,500,000
Expenses paid in shares (g)		1,405,070		1,405,070
Expenses paid in shares (h)		2,085,000		2,085,000
Balance as at December 30, 2021	12,439,971	11,502,599	–	23,942,570

	$
Balance as at January 1, 2020	2,054,813	526,511	322,676	2,904,001
Settlement of payables (a)		800,000		800,000
Settlement of debentures (b)		211,998		211,998
Expenses paid in shares (c)	2,598,499			2,598,499
Share conversion (d)	322,676		(322,676)
Balance as at December 30, 2020	4,975,989	1,538,509	–	6,514,498

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

12 - SHARE CAPITAL (Continued)

				$
Balance as at January 1, 2021	4,975,989	1,538,509		6,514,498
Settlement of debt (f)		150,000		150,000
Private placement (e)		10,800,000		10,800,000
Expenses paid in shares (g)		3,372,168		3,372,168
Expenses paid in shares (h)		5,961,000		5,961,000
Balance as at December 30, 2021	4,975,989	21,821,677	–	26,797,666

(a)	On December 1, 2020, the Group reimbursed an amount of $933,124 of debt by issuing 2,000,000 class “B” shares at a price of $0.4 per share, resulting in a gain of $133,124.

(b)	During the year 2020, 500,000 class “B” common shares were issued as a result of the exercise of the conversion option by the debenture holder. The conversion is a non-cash transaction and, thus, is excluded from the consolidated statements of cash flows.

(c)	On December 1, 2020, the Group paid expenses for an amount of $2,598,498 by issuing 6,496,247 class “A” shares.

(d)	On December 1, 2020, the Group converted all of issued and outstanding preferred shares into class “A” common shares.

(e)	On July 15, 2021, the Group closed a private placement offering. In connection with the closing of the offering, the Group issued a total of 4,500,000 class “B” shares at a price of $2.4 per share, for an aggregate gross amount of $10,800,000.

(f)	On September 30, 2021, the Group reimbursed an amount of $150,000 of debt by issuing 62,500 class “B” shares at a price of $2.4 per share.

(g)	On September 30, 2021, the Group paid professional fees for an amount of $3,372,168 by issuing 1,405,070 class “B” shares.

(h)	During the fourth quarter of 2021, the Group paid professional fees for an amount of $5,961,000 by issuing 2,085,000 class “B” shares.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

13 - STOCK OPTIONS

The stock option plan allowed for the issuance of stock options.

The terms and conditions for acquiring and exercising options are set by the Board of Directors.

The stock option activity for the years ended December 31, 2021 and 2020 are presented below:

		December 31,		December 31,
		2021		2020
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of year	4,060,000	0.4	3,710,000	0.4
Granted			850,000	0.4
Expired	(1,375,000)	0.4	(500,000)	0.4
Outstanding and exercisable, end of year	2,685,000	0.4	4,060,000	0.4

As at December 31, 2021, options outstanding and exercisable are as follows:

	Weighted	Number of options	Weighted
Expiry date	average exercise price	outstanding and exercisable	average remaining life
	$
July 1, 2024	0.4	1,835,000	2.50
December 31, 2026	0.4	850,000	5.00
	0.4	2,685,000	3.75

As at December 31, 2020, options outstanding and exercisable are as follows:

Expiry date	Weighted average exercise price	Number of options exercisable	Number of options outstanding	Weighted average remaining life
	$
December 31, 2021	0.4	325,000	325,000	1.00
July 1, 2021	0.4	400,000	400,000	0.50
July 31, 2021	0.4	650,000	650,000	0.58
July 1, 2024	0.4	1,835,000	1,835,000	3.50
December 31, 2026	0.4		850,000	6.00
	0.4	3,210,000	4,060,000	3.06

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

13 - STOCK OPTIONS (Continued)

On December 1, 2020, the Group granted 850,000 stock options to an advisor. The options are exercisable at $0.4 per share. The options are vested to December 31, 2021. The corresponding stock-based compensation amounted to $283,562, which was estimated using the Black- Scholes option pricing model with the following assumptions

2020
Fair value	$0.4
Risk-free interest rate	0.40%
Annualized volatility	124.90%
Exercise price	$0.4
Expected life of options	5 years

The underlying expected volatility was determined using similar coted companies on expected of options. No special features inherent to the options granted were incorporated into measurement of fair value. For the years ended December 31, 2021 and 2020, stock option expenses amounted to $146,564 and $437,444 respectively and are presented as share-based payment expenses in the consolidated statements of comprehensive loss.

14 - INCOME TAXES

The income tax expense attributable to income differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.5% (26.6% as at December 31, 2020 to loss before income taxes as a result of the follows:

	2021	2020
		$
Loss before income taxes	(14,072,463)	(228,680)

Expected income tax (recovery)	(3,729,203)	(60,600)

Increase (decrease) in income taxes resulting from:
Temporary differences unrecognized (recognized)	4,232,680	482,862
Non-deductible expenses	20,911	30,287
Stock based compensation	38,840	115,924
Non-taxable income	(49,644)
Income subject to lower tax rate	(71,500)
Other	(563,930)
	(121,845)	568,473

Composition of income taxes expense (recovery) in the income statement

Current tax expense (recovery)	479,165	568,473
Deferred tax expense (recovery)	(601,010)
	(121,845)	568,473

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

14 - INCOME TAXES (Continued)

The deferred tax presented in the income statement is composed as follows:

	2021	2020
		$
Inception and reversal of temporary differences	(4,825,401)	(482,862)
Non-taxable income	4,224,391	482,862
	(601,010)

Movement of deferred income tax in 2021

	2021-01-01	Profit and loss	Other comprehensive loss	2021-12-31
	$	$	$	$
Property plant and equipment		(39,939)		(39,939)
Digital assets	(120,844)	106,326	68,048	53,530
Intangible assets		(2,650)		(2,650)
Convertible debenture			(538,753)	(538,753)
Investment in a private company		(49,643)		(49,643)
Non capital losses		586,916		586,916
	(120,844)	601,010	(470,705)	9,461

Movement of deferred income tax in 2020

			Other
			comprehensive
	2021-01-01	Profit and loss	loss	2021-12-31
	$	$	$	$
Digital assets			(120,844)	(120,844)
			(120,844)	(120,844)

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

14 - INCOME TAXES (Continued)

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred ta assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $6,309,725 ($1,813,855 as at December 31, 2020).

As at December 31, 2021, the Company has non-capital tax losses, which are available to reduce income taxes in future years and and expire as follows:

$
2041	15,924,088
2040	2,752,926
2039	665,773
2038	56,781
2037	1,087,179
2036	654,783
21,141,530

15 - FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Group’s assets and liabilities measured and recorded at fair value on a recurring basis and for financial instruments measured at amortized cost for which the faire value is disclosed.

	2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Digital assets		2,467,008		2,467,008
Client assets		475,374,678		475,374,678
		477,841,686	–	477,841,686
Liabilities
Client liabilities		475,374,678		475,374,678
Convertible debenture		2,966,970		2,966,970
		478,341,648	–	478,341,648

	2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Digital assets		1,696,528		1,696,528
Client assets		142,120,744		142,120,744
	143,817,272	–	–	143,817,272
Liabilities
Client liabilities		142,120,744		142,120,744
Debt		180,000		180,000
	142,120,744	180,000	–	142,300,744

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2021, 2020.

Digital assets, client assets and client liabilities are evaluated as decribed in Note 3.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

15 - FAIR VALUE MEASUREMENTS (Continued)

Measurement of fair value of financial instruments

The Group’s finance team performs valuations of financial items for financial reporting purposes. Valuation techniques are selected based on the characteristics of each instrument, with the overall objective of maximizing the use of market-based information. The finance team reports directly to the chief financial officer. Valuation processes and fair value changes are discussed among the valuation team at least every year, in line with the Group’s annual reporting dates.

The following valuation techniques are used for instruments categorized in Levels 2 and 3:

–	Debt and convertible debenture (Level 2) – The Group’s debt are not traded in active markets. These contracts have been fair valued using observable forward exchange rates and interest rates corresponding to the maturity of the contract.

16 - FINANCIAL RISKS

Credit risk

Credit risk is the risk that a conterparty fails to discharge an obligation to the Group. The Group is exposed to credit risk from financial assets including cash.

Market risk

The Company's financial instruments expose it to market risk, in particular, to currency risk and digital currency risk resulting from its operating activities.

Currency risk

Most of the Group’s transactions are carried out in Canadian dollars. Exposures to currency exchange rates arise from the Group’s overseas sales and purchases, which are primarily denominated in US dollars (USD).

Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into Canadian dollars at the closing rate:

	Short-term
	exposure in USD
December 31,	2021	2020
Cash	358,001	335,382
Trade and other payables	1,168,509	(46,411)
Total exposure	1,526,510	288,971

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

16 - FINANCIAL RISKS (Continued)

Taking into account the amounts denominated in the currencies indicated above and assuming that all of the other variables remain unchanged, a fluctuation in exchanges rates would have an impact on the Company’s net income (loss) and equity. Management believes that a 10% change in exchange rates of all currencies indicated would be reasonably possible and that the impact on net income (loss) of such a change would be approximately ($61,431) for 2021 ($28,897 gain in 2020)

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. The profitability of the Group is directly related to the current and future market prices of digital currencies. In addition, the Group may not be able to liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Group’s future operations. The Group has not hedged the conversion of any of its sales of digital assets.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance.

As at December 31, 2021, had the market price of the Company’s holdings of cryptocurrencies increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease would amount respectively to $452,313 ($169,653 in 2020, $34,714) and nil in2018).

Liquidity risk

Liquidity risk is the risk that the Group might be unable to meet its obligations. The Group manages its liquidity needs by monitoring scheduled debt servicing payments for financial liabilities as well as forecast cash inflows and outflows due in day-to-day business.

Liquidity needs are monitored in various time bands, on a day-to-day and week-to-week basis, as well as on the basis of a rolling 30-day projection. Net cash requirements are compared to available borrowing facilities in order to determine headroom or any shortfalls.

As at December 31, 2021 and 2020, the Group’s financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

16 - FINANCIAL RISKS (Continued)

	2021
	Current		Non-current
	Within 6 months	6 to 12 months	1 year to 5 years	5 years
	$	$	$	$
Trade and other payables	2,816,132
Client liabilities	475,374,678
Convertible debenture		5,000,000
Total	478,190,810	5,000,000		–

	2020
	Current		Non-current
	Within 6 months	6 to 12 months	1 year to 5 years	5 years
	$	$	$	$
Trade and other payables	3,418,770
Client liabilities	142,120,744
Debt	10,800	10,800	158,400
Total	145,550,314	10,800	158,400	–

17 - RELATED PARTY TRANSACTIONS

Related parties include the Company's key management personnel.

Key management personnel of the Company are the members of the Board of Directors. The remuneration of key management personnel includes the following expenses:

	2021	2020
	$	$
Professionnal fees	1,254,834	1,989,296
Share-based payments	146,564	96,230
Services expenses in shares	2,244,000	1,455,000
	3,645,398	3,540,526

18 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Group’s capital management objectives are:

–	To ensure the Group’s ability to continue as a going concern;

–	To provide an adequate return to shareholders by pricing products and services in a way that reflects the level of risk involved in providing those goods and services.

The Group manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders. The capital structure of the Group consists of equity comprised of issued share capital, reserves and debts.

Management assesses the Group’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of new issuance of shares or sell assets to reduce the debt.

First Ledger Corporation Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in Canadian dollars)

19 - SUBSEQUENT EVENT

On January 4, 2022, the Group announced that it has entered into a definitive agreement to be acquired by WonderFi Technologies Inc. (NEO:WNDR) (OTC PINK:WONDF) (WKN: A3C166) (FTX: WNDR) for a consideration to shareholders which will consist of 70 million newly issued common shares of WonderFi, $20 million in upfront cash and $30 million in deferred cash via a vendor-takeback note due in 12 months, implying an aggregate transaction value of approximately $206 million.